Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2Q 2005		2Q 2004		YTD 2005		YTD 2004
Income from continuing operations	$8,992		$10,143		$18,903		$20,603
Additions:
Fixed charges
Interest expense	9,283		8,614		17,870		17,189
Capitalized interest	234		254		441		332

	9,517		8,868		18,311		17,521
Deductions:
Capitalized interest	(234)		(254)		(441)		(332)

Adjusted earnings	$18,275		$18,757		$36,773		$37,792

Fixed Charges (from above)	$9,517		$8,868		$18,311		$17,521
Ratio of Earnings to Fixed Charges	1.92	x	2.12	x	2.01	x	2.16	x